SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 30, 2020.

Autonomous City of Buenos Aires, November 30th 2020

To:

CNV/BYMA/MAE

Re.: Relevant Event

Dear Sirs,

Please be advised that, due to the death of Mr. Jorge Horacio Brito, on the date hereof, the Board of Directors provided for a new distribution of offices and, therefore, designated Mr. Delfín Jorge Ezequiel Carballo as Chairman of the Board and Mr. Jorge Pablo Brito as Vice Chairman. In addition, the former Alternate Director, Mr. Santiago Horacio Seeber, took office as Regular Director until the next general shareholders' meeting, pursuant to the provisions of section 14 of the Bank's by-laws.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer